Exhibit 12.1

Motorola Solutions, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Years Ended December 31,
(In Millions)	October 3, 2015	2014	2013	2012	2011	2010
Pretax income (loss) (1)	$554	$(1,177)	$869	$877	$468	$380
Fixed charges (as calculated below)	147	172	152	122	158	241

Earnings (2) (3)	$701	$(1,005)	$1,021	$999	$626	$621

Fixed charges:
Interest expense	$132	$147	$132	$105	$132	$217
Rent expense interest factor	12	21	17	15	23	21
Amortization of debt issuance discounts and capitalized expenses	3	4	3	2	2	3

Total fixed charges (2)	$147	$172	$152	$122	$158	$241

Ratio of earnings to fixed charges	4.8	N/A (4)	6.7	8.2	4.0	2.6

Notes

(1)	After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2)	As defined in Item 503 (d) of SEC Regulation S-K.

(3)	The Company has no capitalized interest.

(4)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by approximately $1.2 billion.